# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Anghami Inc, CIK 0001871983
CUSIP: G0369L101
Title of class of securities: Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Sq, Abu Dhabi, United Arab Emirates (C0), -
Date of event which requires filing of this statement: 04/01/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-24-012617
Filed by CIK 0002011513

## Reporting persons
- Saudi Research and Media Group: type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); sole voting power 2,055,000; shared voting power 0; sole dispositive power 2,055,000; shared dispositive power 0; aggregate amount beneficially owned 2,055,000 (3.07% of the class)

## Item 1. Issuer
Name of issuer: Anghami Inc
Address of issuer's principal executive offices: 16th Floor, Al-Khatem Tower, WeWork Hub71, Abu Dhabi Global Market Square Al Maryah Island, Abu Dhabi United Arab Emirates

## Item 2. Person Filing
Name of person filing: Saudi Research and Media Group
Address of principal business office or, if none, residence:
Al Sharq Al Awsat Building,
Al Moutamarat District,
P.O. Box 53108
Riyadh 11583
Kingdom of Saudi Arabia
Citizenship: Kingdom of Saudi Arabia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,055,000 Ordinary Shares
Percent of class: 3.07%
Sole power to vote or to direct the vote: 2,055,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,055,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Saudi Research and Media Group: /s/ Ahmad Elshaer, Ahmad Elshaer/ Acting Chief Financial Officer (02/11/2025)